United States securities and exchange commission logo





                             July 18, 2023

       Larry Flynn
       Interim Chief Financial Officer
       SharkNinja Global SPV, Ltd.
       89 A Street, #100
       Needham, MA 02494

                                                        Re: SharkNinja Global
SPV, Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed on July 11,
2023
                                                            File No. 333-272973

       Dear Larry Flynn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2023 letter.

       Amended Registration Statement on Form F-1

       Cover Page

   1. Please file a pre-effective amendment to the registration statement that includes the total number of ordinary
shares that you are registering on the cover page. Please also state on the cover page that
each JS Global Shareholder as of the Record Date will be entitled to receive one of your
ordinary shares for every 25 ordinary shares of JS Global held by such shareholder.
 Larry Flynn
FirstName
SharkNinjaLastNameLarry   Flynn
            Global SPV, Ltd.
Comapany
July       NameSharkNinja Global SPV, Ltd.
     18, 2023
July 18,
Page  2 2023 Page 2
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing